FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Flash report, dated November 1, 2019, on the consolidated financial results for the first half of fiscal 2019 (April 1, 2019-September 30, 2019) <under IFRS>.

2.	Press release, dated November 1, 2019, announcing revision in forecasts for performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: November 1, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

Flash Report

Consolidated Basis

Results for the First Half of Fiscal 2019

(April 1, 2019—September 30, 2019)

<under IFRS>

November 1, 2019

Company name:	Nippon Steel Corporation
Stock listing:	Tokyo, Nagoya, Sapporo, Fukuoka stock exchanges
Code number:	5401
URL:	https://www.nipponsteel.com/en/index.html
Representative:	Eiji Hashimoto, Representative Director and President
Contact:	Fumiaki Ohnishi, General Manager, Public Relations Center
Telephone:	+81-3-6867-2130
Scheduled date to submit Securities Report:	November 12, 2019
Scheduled date to pay dividends:	December 2, 2019
Preparation of supplemental explanatory materials:	Yes
Holding of quarterly financial results meeting:	Yes (for investment analysts)

(All amounts have been truncated to the nearest millions of Japanese yen.)

1. Consolidated Operating Results and Financial Position through the First Half of Fiscal 2019

(April 1, 2019—September 30, 2019)

(1) Consolidated Operating Results (Accumulated)

	(Percentage figures are changes from the same period of the previous fiscal year.)
	Revenue		Business profit (*)		Operating profit		Profit before income taxes		Profit
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
First half of Fiscal 2019	3,047,183	3.6	73,100	(53.7)	73,100	(46.6)	64,471	(49.9)	49,440	(57.3)
First half of Fiscal 2018	2,941,586	—	157,990	—	136,950	—	128,619	—	115,662	—

	Profit attributable to owners of the parent		Total comprehensive income		Basic earnings per share		Diluted earnings per share
	Millions of yen	%	Millions of yen	%	Yen		Yen
First half of Fiscal 2019	38,750	(66.8)	12,246	(85.5)	42.09		—
First half of Fiscal 2018	116,795	—	84,515	—	132.33		—

(*)

Business Profit on Consolidated Statements of Profit or Loss indicates the results of sustainable business activities, and is an important measure to compare and evaluate the Company’s consolidated performance continuously. It is defined as being deducted Cost of sales, Selling general and administrative expenses and Other operating expenses from Revenue, and added Share of profit in investments accounted for using the equity method and Other operating income. Other operating income and expenses is composed mainly of Dividend income, Foreign exchange gains or losses, Loss on disposal of fixed assets.

(2) Consolidated Financial Position

	Total assets	Total equity	Total equity attributable to owners of the parent	Ratio of total equity attributable to owners of the parent to total assets
	Millions of yen	Millions of yen	Millions of yen	%
First half of Fiscal 2019	8,026,392	3,575,279	3,197,355	39.8
Fiscal 2018	8,049,528	3,607,367	3,230,788	40.1

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	End of fiscal year	Fiscal year
	Yen	Yen	Yen	Yen	Yen
Fiscal 2018	—	40.00	—	40.00	80.00
Fiscal 2019	—	10.00
Fiscal 2019 (Forecasts)			—	—	—

Notes:	1. Whether the dividends forecasts under review have been revised: No

2. The Company plans to determine the forecast for the year-end dividend distribution amount, with due consideration of forecasts for the full fiscal year performance, and to announce it at the time of its third-quarter result announcement.

3. Consolidated Financial Forecasts for Fiscal 2019 (April 1, 2019—March 31, 2020)

	(Percentage figures are changes from the same period of the previous fiscal year.)
	Revenue		Business profit		Profit attributable to owners of the parent		Basic earnings per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Fiscal 2019	6,100,000	(1.3)	100,000	(70.3)	40,000	(84.1)	43.00

Notes:	1.	Whether the consolidated financial forecasts for fiscal 2019 under review have been revised: Yes

2.

For further details, please refer to page 4, “1. Qualitative Information for the First Half of Fiscal 2019 (2) Explanation of Information on Future Estimates, Including Consolidated Earnings Forecasts.”

* Notes

(1) Changes in significant subsidiaries during the period: None

(2) Changes in accounting policies and changes in accounting estimates

 (a) Changes in accounting policies required by IFRS: Yes

 (b) Changes other than those in (a) above: None

 (c) Changes in accounting estimates: None

Note:	For further details, please refer to page 11, “2. Quarterly Condensed Consolidated Financial Statements and Major Notes (4) Notes to the Quarterly Condensed Consolidated Financial Statements (Changes in Accounting Policies Required by IFRS).”

(3) Number of shares outstanding (common shares)

 (a) Number of shares outstanding at the end of the period (including treasury stock)

First half of Fiscal 2019	950,321,402 shares
Fiscal 2018	950,321,402 shares

 (b) Number of treasury stock at the end of the period

First half of Fiscal 2019	29,622,938 shares
Fiscal 2018	29,797,955 shares

 (c) Weighted average number of shares outstanding

First half of Fiscal 2019	920,469,296 shares
First half of Fiscal 2018	882,605,722 shares

*	This quarterly flash report is not subject to quarterly review procedures.

*	Explanation of the appropriate use of performance forecasts and other related items

(Explanation of the appropriate use of performance forecasts)

The forward-looking statements included in this flash report are based on the assumptions, forecasts, and plans of the Company as of the date on which this document is made public. The Company’s actual results may differ substantially from such statements due to various risks and uncertainties.

Nippon Steel Corporation (5401)

The First Half of Fiscal 2019

Nippon Steel Corporation (5401)

The First Half of Fiscal 2019

1. Qualitative Information for the First Half of Fiscal 2019

(1) Explanation of Operating Results

Global and Domestic Economic Conditions in the First Half of Fiscal 2019

The global economy was characterized by ongoing improvement in private consumption in the United States while the trade friction between the United States and China led to slower private consumption and overall economic growth in China, where the government continued to invest in infrastructure to buoy the economy. Japanese economic conditions continued to recover moderately with improving employment and income conditions, but economic sentiment was subdued amid ongoing weakness mainly in exports.

Operating Results by Business Segment in the First Half of Fiscal 2019

The Nippon Steel Corporation Group’s business segments strived to respond to the changing business environment and to improve revenue and profit. An overview of operating results by business segment is shown below.

	(Billions of yen)
	Revenue		Business Profit
	1H FY2019	1H FY2018	1H FY2019	1H FY2018
Steelmaking and Steel Fabrication	2,704.1	2,594.1	49.2	132.1
Engineering and Construction	157.9	161.3	5.1	3.1
Chemicals and Materials*	114.1	125.9	11.3	12.7
System Solutions	150.2	126.6	14.9	12.0

Total	3,126.5	3,008.0	80.7	160.1

Adjustments	(79.3)	(66.4)	(7.6)	(2.1)

Condensed consolidated total	3,047.1	2,941.5	73.1	157.9

*

The Chemicals segment and New Materials segment were merged to form the Chemicals and Materials segment after Nippon Steel Chemical & Material Co., Ltd. was established in October 2018 following the merger of Nippon Steel & Sumikin Chemical Co., Ltd. and Nippon Steel & Sumikin Materials Co., Ltd. The figures for the Chemicals and Materials segment in fiscal 2018 are the total sum of the Chemicals segment and the New Materials segment.

Steelmaking and Steel Fabrication

The Steelmaking and Steel Fabrication segment experienced a decline in domestic demand for indirect exports, caused by slower consumption in Asia. Overseas steel demand lacked strength, particularly for flat steel products, as production of consumer goods declined due to concern about deteriorating economic conditions in China. Steel prices in Japan remained generally firm, while prices in overseas markets fell in the second half of the previous fiscal year and have since been stagnant.

In these conditions, profit declined year-on-year in the first half of fiscal 2019. While the recovery from the impacts of torrential rains, typhoons, and earthquakes in the previous fiscal year and improving costs and long-term contractual prices were factors that boosted profit, business profit was adversely affected by higher raw material prices, falling prices for steel products in overseas markets, disasters (a power outage at the Kimitsu Works due to lightning strikes in Chiba, a fire at the Nippon Steel Nisshin Kure Works No. 1 steelmaking plant, and the impact of Typhoon 15 (Faxai) on the Kimitsu Works again and other facilities), an inventory valuation difference, and other factors.

The Steelmaking and Steel Fabrication segment recorded revenue of ¥2,704.1 billion (¥2,594.1 billion in the same period of the previous fiscal year) and business profit of ¥49.2 billion (¥132.1 billion).

Nippon Steel Corporation (5401)

The First Half of Fiscal 2019

Engineering and Construction

Nippon Steel Engineering Co., Ltd. builds and operates plants in the steelworks, environmental, and energy fields and provides services utilizing comprehensive engineering technology worldwide for various types of structures, including large steel structure buildings, ultra-high-rise buildings, and pipeline facilities. In the first half of fiscal 2019, the company achieved steady progress in projects in various fields through strict project execution management and recorded robust sales as a number of projects in Japan were completed. In addition, the first-half results were contributed by improvement in earnings of its affiliated companies and other factors.

The Engineering and Construction segment recorded revenue of ¥157.9 billion (¥161.3 billion in the same period of the previous fiscal year) and business profit of ¥5.1 billion (¥3.1 billion).

Chemicals and Materials

Nippon Steel Chemical & Material Co., Ltd. continued to attract strong demand for needle coke used in graphite electrodes while sales of carbon fiber composite materials to the civil engineering and construction fields remained favorable. At the same time, the harsh business environment persisted with prices remaining low for benzene and styrene monomer and slower sales growth for materials used in smartphones and large TVs, which was partly affected by the US-China trade friction. However, signs of a recovery appeared for bonding wire and some other products related to semiconductors.

The Chemicals and Materials segment recorded revenue of ¥114.1 billion (¥125.9 billion in the same period of the previous fiscal year) and business profit of ¥11.3 billion (¥12.7 billion).

System Solutions

Nippon Steel Solutions Co., Ltd. (NS Solutions) provides advanced solution services in the planning, configuration, operation, and maintenance of IT systems for clients in a wide range of business fields to keep pace with the changing business environments. The segment continued to aggressively expand sales of solutions incorporating IoT, as customers investing in IT in pursuit of digital transformation (DX) generated ongoing brisk business in the first half.

The System Solutions segment recorded revenue of ¥150.2 billion (¥126.6 billion in the same period of the previous fiscal year) and business profit of ¥14.9 billion (¥12.0 billion).

Revenue and Profit for the First Half of Fiscal 2019

In the first half of fiscal 2019, Nippon Steel recorded revenue of ¥3,047.1 billion (¥2,941.5 billion in the same period of the previous fiscal year), business profit of ¥73.1 billion (¥157.9 billion), and profit attributable to owners of the parent of ¥38.7 billion (¥116.7 billion).

Nippon Steel Corporation (5401)

The First Half of Fiscal 2019

(2) Explanation of Information on Future Estimates, Including Consolidated Earnings Forecasts

Consolidated Earnings Forecasts

Nippon Steel expects the global economy to continue slowing amid the prolonged trade friction between the United States and China. The Company also anticipates conditions in the Japanese economy to continue reflecting strong concern about future uncertainty stemming from the potential impact of global economic conditions.

Domestic steel demand and market conditions are experiencing heightened downside risk in all fields along with an uncertain outlook. Global steel demand and prices also continue to require monitoring because of the further downside risk that could stem from the prolonged US-China trade friction and other factors.

Nippon Steel is projecting full-year consolidated business profit to be limited to ¥100 billion in fiscal 2019. The Company expects profit to benefit from the recovery from the impacts of torrential rains, typhoons, and earthquakes in the previous fiscal year, and is committed to promoting measures to enhance the overall stability of its facilities and operations, and ensure steady improvements in cost and long-term contractual prices. At the same time, the Company anticipates profit will be influenced by factors including significantly narrower margins, particularly in export markets, which is based on the assumption that current high prices for raw materials and low prices for steel products will persist, and a deteriorating product mix caused by declining demand for indirect exports. The Company also expects greater-than-expected fluctuation from the impacts of disasters in the present fiscal year as well as impacts from a smaller gain on inventory valuation and other factors.

The Company is responding to these conditions by advancing initiatives to shift its management focus to reconstruction of its manufacturing capabilities, to profitability-oriented production pursuing optimal scale in production and shipment, and to revising long-term contractual prices to bolster its underlying revenue. Efforts are also made to implement strategies to generate medium- and long-term growth. Specifically, the Company intends to maximize the integration synergies from the merger with Nippon Steel Nisshin Co., Ltd. and from the reorganization of the specialty steel business (Sanyo Special Steel Co., Ltd. and Ovako AB). At the same time, the Company will promote investment in business fields and regions where it anticipates growing demand and where it will be able to fully leverage its technical advantages. These include investment in expanding the production capacity and enhancing the quality of electrical steel sheet, renovating the Scrap Melting Process at the Hirohata Works, and acquiring Essar Steel India Ltd. Moreover, the Company continues to emphasize financial discipline in its cash management through asset compression, more efficient capital expenditures, and large-scale financing by issuing subordinated bonds. Far-reaching measures to fortify the business foundation for the future have also begun to be considered. In addition to building an optimal production structure by taking measures such as to strengthen the UO steel pipe business and the tinplate business, the integration and reorganization of the structure of steelworks has been decided as a part of organizational and operational review for ensuring reconstruction of manufacturing capabilities with enhanced autonomy and efficiency of manufacturing workplaces. Plans will be announced one by one as they put into concrete shape.

Nippon Steel Corporation (5401)

The First Half of Fiscal 2019

Basic Profit Distribution Policy and the Interim Dividend Distribution

Nippon Steel’s basic profit distribution policy is to pay dividends from distributable funds at the end of the first half (interim) and second half (year-end) of the fiscal year, in consideration of the consolidated operating results and such factors as capital requirements for investment and other activities aimed at raising corporate value and performance prospects while also considering the financial structure of the Company on both consolidated and non-consolidated bases. The Company has adopted a consolidated payout ratio target of around 30% as the benchmark for the “payment of dividends from distributable funds in consideration of the consolidated operating results.” The level of the first-half dividend is determined based on consideration of interim performance figures and forecasts for the full fiscal year performance.

Regarding the dividend from retained earnings for the end of the second quarter (interim), in accordance with the policy described above, the Company has decided to pay a dividend of ¥10 per share (representing a consolidated dividend payout ratio of 23.8%), as announced on August 1, 2019 at the time of the announcement of results for the first quarter.

The Company plans to determine the forecast for the year-end dividend distribution amount, with due consideration of forecasts for the full fiscal year performance, and announce it at the time of the third-quarter results announcement.

Nippon Steel Corporation (5401)

The First Half of Fiscal 2019

2. Quarterly Condensed Consolidated Financial Statements and Major Notes

(1) Quarterly Condensed Consolidated Statements of Financial Position

	(Millions of Yen)
ASSETS	March 31, 2019	September 30, 2019
Current assets :
Cash and cash equivalents	163,176	360,450
Trade and other receivables	968,333	783,762
Inventories	1,567,116	1,601,315
Other financial assets	16,915	20,262
Other current assets	143,669	156,501
Total current assets	2,859,211	2,922,291

Non-current assets :
Property, plant and equipment	3,246,669	3,194,918
Right-of-use assets	—	76,414
Goodwill	52,803	51,743
Intangible assets	106,131	99,141
Investments accounted for using the equity method	793,146	791,537
Other financial assets	812,668	693,136
Defined benefit assets	82,247	85,328
Deferred tax assets	88,357	103,904
Other non-current assets	8,292	7,976
Total non-current assets	5,190,316	5,104,100

Total assets	8,049,528	8,026,392

Nippon Steel Corporation (5401)

The First Half of Fiscal 2019

	(Millions of Yen)
	March 31, 2019	September 30, 2019
LIABILITIES
Current liabilities :
Trade and other payables	1,611,403	1,437,940
Bonds, borrowings and lease liabilities	515,355	418,769
Other financial liabilities	1,017	2,313
Income taxes payable	38,719	25,378
Other current liabilities	34,042	43,138
Total current liabilities	2,200,538	1,927,540

Non-current liabilities :
Bonds, borrowings and lease liabilities	1,853,876	2,156,380
Other financial liabilities	6,501	6,269
Defined benefit liabilities	186,755	183,709
Deferred tax liabilities	28,253	28,291
Other non-current liabilities	166,235	148,921
Total non-current liabilities	2,241,622	2,523,572

Total liabilities	4,442,160	4,451,113

EQUITY
Common stock	419,524	419,524
Capital surplus	393,917	392,587
Retained earnings	2,300,175	2,331,429
Treasury stock	(58,831)	(58,481)
Other components of equity	176,000	112,294
Total equity attributable to owners of the parent	3,230,788	3,197,355

Non-controlling interests	376,579	377,923

Total equity	3,607,367	3,575,279

Total liabilities and equity	8,049,528	8,026,392

Nippon Steel Corporation (5401)

The First Half of Fiscal 2019

(2) Quarterly Condensed Consolidated Statements of Profit or Loss and

Quarterly Condensed Consolidated Statements of Comprehensive Income or Loss

Quarterly Condensed Consolidated Statements of Profit or Loss	(Millions of Yen)
	First half of Fiscal 2018	First half of Fiscal 2019
Revenue	2,941,586	3,047,183
Cost of sales	(2,560,434)	(2,722,803)

Gross profit	381,152	324,380

Selling, general and administrative expenses	(276,638)	(292,890)
Share of profit in investments accounted for using the equity method	42,899	28,533
Other operating income	39,450	49,785
Other operating expenses	(28,874)	(36,707)

Business profit	157,990	73,100

Loss on disaster	(21,039)	—

Operating profit	136,950	73,100

Finance income	2,982	3,087
Finance costs	(11,312)	(11,716)

Profit before income taxes	128,619	64,471

Income tax expense	(12,957)	(15,031)

Profit	115,662	49,440

Profit attributable to :
Owners of the parent	116,795	38,750
Non-controlling interests	(1,132)	10,689

Earnings per share
Basic earnings per share (Yen)	132.33	42.09

Quarterly Condensed Consolidated Statements of Comprehensive Income or Loss	(Millions of Yen)
	First half of Fiscal 2018	First half of Fiscal 2019
Profit	115,662	49,440
Other comprehensive income
Items that cannot be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income	6,269	(14,927)
Remeasurements of defined benefit plans	11,699	6,078
Share of other comprehensive income of investments accounted for using the equity method	1,087	1,014

Subtotal	19,057	(7,834)

Items that might be reclassified to profit or loss
Changes in fair value of cash flow hedges	2,767	(2,927)
Foreign exchange differences on translation of foreign operations	(32,742)	(20,166)
Share of other comprehensive income of investments accounted for using the equity method	(20,229)	(6,266)

Subtotal	(50,204)	(29,359)

Total other comprehensive income, net of tax	(31,147)	(37,193)

Total comprehensive income	84,515	12,246

Comprehensive income attributable to:
Owners of the parent	85,153	4,429
Non-controlling interests	(638)	7,817

Nippon Steel Corporation (5401)

The First Half of Fiscal 2019

(3) Quarterly Condensed Consolidated Statements of Changes in Equity

First Half of Fiscal 2018	(Millions of Yen)
	Equity attributable to owners of the parent
					Other components of equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans
Balance at beginning of the year	419,524	386,867	2,141,658	(132,162)	334,701	—
Changes of the year
Comprehensive income
Profit			116,795
Other comprehensive income					3,146	12,196
Total comprehensive income	—	—	116,795	—	3,146	12,196
Transactions with owners and others
Cash dividends			(35,355)
Purchases of treasury stock				(24)
Disposals of treasury stock		0		2
Changes in ownership interests in subsidiaries		1,443
Transfer from other components of equity to retained earnings			21,960		(9,764)	(12,196)
Business combinations and others				(3)
Subtotal	—	1,443	(13,394)	(25)	(9,764)	(12,196)

Balance as of September 30, 2018	419,524	388,311	2,245,059	(132,188)	328,083	—

	Equity attributable to owners of the parent				Non-controlling interests	Total equity
	Other components of equity			Total equity attributable to owners of the parent
	Changes in fair value of cash flow hedges	Foreign exchange differences on translation of foreign operations	Total
Balance at beginning of the year	(6,600)	(6,998)	321,101	3,136,991	387,905	3,524,896
Changes of the year
Comprehensive income
Profit			—	116,795	(1,132)	115,662
Other comprehensive income	3,171	(50,156)	(31,642)	(31,642)	494	(31,147)
Total comprehensive income	3,171	(50,156)	(31,642)	85,153	(638)	84,515
Transactions with owners and others
Cash dividends			—	(35,355)	(5,552)	(40,908)
Purchases of treasury stock			—	(24)		(24)
Disposals of treasury stock			—	3		3
Changes in ownership interests in subsidiaries			—	1,443	(4,020)	(2,577)
Transfer from other components of equity to retained earnings			(21,960)	—		—
Business combinations and others			—	(3)	(45)	(48)
Subtotal	—	—	(21,960)	(33,937)	(9,618)	(43,555)

Balance as of September 30, 2018	(3,428)	(57,155)	267,499	3,188,207	377,648	3,565,855

Nippon Steel Corporation (5401)

The First Half of Fiscal 2019

First Half of Fiscal 2019	(Millions of Yen)
	Equity attributable to owners of the parent
					Other components of equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans
Balance at beginning of the year	419,524	393,917	2,300,175	(58,831)	248,020	—
Changes of the year
Comprehensive income
Profit			38,750
Other comprehensive income					(13,965)	6,406
Total comprehensive income	—	—	38,750	—	(13,965)	6,406
Transactions with owners and others
Cash dividends			(36,880)
Purchases of treasury stock				(24)
Disposals of treasury stock		(104)		623
Changes in ownership interests in subsidiaries		(1,226)
Transfer from other components of equity to retained earnings			29,384		(22,978)	(6,406)
Business combinations and others				(249)
Subtotal	—	(1,330)	(7,496)	349	(22,978)	(6,406)

Balance as of September 30, 2019	419,524	392,587	2,331,429	(58,481)	211,076	—

	Equity attributable to owners of the parent				Non-controlling interests	Total equity
	Other components of equity			Total equity attributable to owners of the parent
	Changes in fair value of cash flow hedges	Foreign exchange differences on translation of foreign operations	Total
Balance at beginning of the year	(4,433)	(67,585)	176,000	3,230,788	376,579	3,607,367
Changes of the year
Comprehensive income
Profit			—	38,750	10,689	49,440
Other comprehensive income	(2,076)	(24,685)	(34,321)	(34,321)	(2,872)	(37,193)
Total comprehensive income	(2,076)	(24,685)	(34,321)	4,429	7,817	12,246
Transactions with owners and others
Cash dividends			—	(36,880)	(5,715)	(42,596)
Purchases of treasury stock			—	(24)		(24)
Disposals of treasury stock			—	519		519
Changes in ownership interests in subsidiaries			—	(1,226)	(211)	(1,438)
Transfer from other components of equity to retained earnings			(29,384)	—		—
Business combinations and others			—	(249)	(545)	(794)
Subtotal	—	—	(29,384)	(37,861)	(6,473)	(44,334)

Balance as of September 30, 2019	(6,510)	(92,270)	112,294	3,197,355	377,923	3,575,279

Nippon Steel Corporation (5401)

The First Half of Fiscal 2019

(4) Notes to the Quarterly Condensed Consolidated Financial Statements

(Going Concern Assumption)

None

(Changes in Accounting Policies Required by IFRS)

From the beginning of the first quarter of Fiscal 2019 (April 1, 2019 – June 30, 2019), the Group has adopted IFRS 16 “Leases” (Issued in January 2016)(“IFRS 16”). In adopting IFRS 16, the Group has applied an approach of recognizing the cumulative effect of applying the standard as an adjustment to the beginning balance at the date of initial application, which is approved as a transitional measure.

In adopting IFRS 16, the Group has elected to apply the practical expedient detailed in paragraph C3 of IFRS 16 in determining whether a contract is, or contains, a lease by maintaining its previous assessment under IAS 17 “Leases” (“IAS 17”) and IFRIC 4 “Determining whether an Arrangement Contains a Lease”. On and after the date of initial application, the Group has determined whether a contract is, or contains, a lease in accordance with IFRS 16.

For leases previously classified as finance leases under IAS 17 and in which the Group is a lessee, the carrying amounts of the right-of-use assets and lease obligations as of the date of initial application have been respectively measured at the carrying amounts of the leased assets and lease liabilities under IAS 17 immediately before the date of initial application.

For leases previously classified as operating leases under IAS 17 and in which the Group is a lessee, the Group has recognized the right-of-use assets and lease liabilities as of the date of initial application. The lease liabilities are measured at the present value of the minimum lease payments as of the date of initial application discounted by the lessee’s incremental borrowing rate. The weighted average of the incremental borrowing rate is 0.5%. The right-of-use assets are measured at the carrying amounts computed under the assumption of applying the standard at the commencement date of the contract. The discount rate applied is the lessee’s incremental borrowing rate as of the date of initial application.

The breakdown of difference between the amount of non-cancellable operating lease contracts under IAS 17 as of the end of the Fiscal 2018 and the amount of lease liabilities recognized in the Quarterly Condensed Consolidated Statements of Financial Position as of the date of initial application is as follows.

(Millions of Yen)
Non-cancellable operating lease contracts as of March 31, 2019	45,800
Finance lease liabilities as of March 31, 2019	46,754
Non-cancellable lease contracts effective on or after the date of initial application	(12,226)
Lease liabilities as of the date of initial application (April 1, 2019)	80,328

The right-of-use assets recognized at the date of initial application in the Quarterly Condensed Statements of Financial Position is ¥79,770 million.

In adopting IFRS 16, the Group has applied the following practical expedients.

—

As an alternative of performing an impairment review, the Group relies on a previous assessment of whether leases are onerous in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” immediately before the date of initial application.

—	Exclusion of initial direct costs from the measurement of the right-of-use assets as of the date of initial application.

—	Use of hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

Nippon Steel Corporation (5401)

November 1, 2019

Nippon Steel Corporation

Code Number: 5401

Listings: Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges

Contact: Fumiaki Ohnishi, General Manager, Public Relations Center-Tel: +81-3-6867-2130

Supplementary Information on the Financial Results

for the First Half of Fiscal 2019

Japanese Steel Industry

1. Crude Steel Production

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	26.56	25.65	52.22	25.70	24.97	50.67	102.89
2019FY	26.12	24.55	50.66	(*)Approx.25.69
				(*)METI forecast

2. Inventory Volume

At the end of:		Inventory at manufacturers and distributors	Inventory /shipment ratio	Rolled sheets*1	H-flange beams*2
		(million tons)	(%)	(million tons)	(million tons)
Sep.	2017	5.70	(145.4)	4.16	0.182
Oct.	2017	5.83	(150.1)	4.11	0.176
Nov.	2017	5.66	(139.2)	4.00	0.173
Dec.	2017	5.67	(149.2)	4.04	0.175
Jan.	2018	5.86	(157.7)	4.15	0.185
Feb.	2018	5.81	(154.4)	4.13	0.196
Mar.	2018	5.78	(139.4)	4.15	0.200
Apr.	2018	5.80	(148.0)	4.15	0.196
May	2018	5.88	(150.2)	4.34	0.200
June	2018	5.93	(149.3)	4.41	0.207
July	2018	5.68	(143.0)	4.20	0.208
Aug.	2018	6.01	(170.7)	4.39	0.204
Sep.	2018	6.23	(176.5)	4.40	0.198
Oct.	2018	5.87	(132.0)	4.26	0.184
Nov.	2018	5.59	(133.8)	4.14	0.184
Dec.	2018	5.74	(151.6)	4.17	0.187
Jan.	2019	5.98	(154.4)	4.40	0.195
Feb.	2019	5.93	(152.5)	4.41	0.208
Mar.	2019	5.93	(141.6)	4.47	0.219
Apr.	2019	6.02	(160.6)	4.54	0.227
May	2019	6.11	(164.8)	4.62	0.227
June	2019	6.12	(161.0)	4.57	0.220
July	2019	5.82	(145.5)	4.42	0.206
Aug.	2019	6.12	(188.8)	4.57	0.198
Sep.*3	2019	5.91	(154.9)	4.44	0.181

*1	Hot-rolled, cold-rolled and coated sheets
*2	Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation
*3	Preliminary report

Nippon Steel Corporation (5401)

November 1, 2019

Nippon Steel Corporation

3. Pig Iron Production

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	10.25	10.24	20.49	10.24	10.13	20.37	40.86
2019FY	10.33	10.18	20.52			Approx.20.80	Approx.41.30
Including Hokkai Iron & Coke Co., Ltd. 4. Crude Steel Production (Consolidated basis (The Company and its consolidated subsidiaries))
	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	11.89	11.76	23.65	12.13	12.06	24.19	47.84
2019FY	12.44	11.81	24.26			Approx.24.50	Approx.48.70
(Non-consolidated basis)
	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	10.29	10.21	20.50	10.29	10.22	20.50	41.00
2019FY	10.27	9.95	20.22			Approx.20.50	Approx.40.70
5. Steel Products Shipment
	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	9.57	8.99	18.56	9.92	9.48	19.41	37.97
2019FY	9.11	9.32	18.43			Approx.19.00	Approx.37.40
6. Average Price of Steel Products
	(thousands of yen / ton)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	87.2	90.2	88.7	91.5	90.9	91.2	89.9
2019FY	88.1	87.8	87.9			Approx.86	Approx.87
7. Export Ratio of Steel Products (Value basis)
	(%)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	41	41	41	40	37	39	40
2019FY	40	41	40			Approx.39	Approx.40

Nippon Steel Corporation (5401)

November 1, 2019

8. Foreign Exchange Rate
	(¥ / $)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	108	111	109	113	110	112	111
2019FY	111	108	109			Approx.110	Approx.110

9. Amount of Capital Expenditure and Depreciation

(Consolidated basis)

	(billions of yen)
	Capital Expenditure	Depreciation
2018FY	440.8	408.6
2019FY	Approx.500	Approx.440

For Immediate Release	November 1, 2019

Company name:	Nippon Steel Corporation
Representative:	Eiji Hashimoto, Representative Director and President
Code number:	5401
Contact:	Fumiaki Ohnishi, General Manager, Public Relations Center
Telephone:	+81-3-6867-2130

Announcement of Revision in Forecasts for Performance

Nippon Steel Corporation (“the Company”) hereby reports the following revision in its consolidated financial forecasts for the fiscal year ending March 31, 2020, which were released at the time of the announcement of results for the first quarter of fiscal 2019 (on August 1, 2019).

Consolidated Financial Forecasts for the Fiscal 2019 (April 1, 2019-March 31, 2020)

	(Millions of yen, except per share figures)
	Revenue	Business profit	Profit attributable to owners of the parent	Basic earnings per share (¥)
Previous forecasts (A)	—	150,000	—	—
Current forecasts (B)	6,100,000	100,000	40,000	43.00
Change (B–A)	—	(50,000)	—
% change	—	(33.3)	—
(For reference)Actual the previous fiscal year ended March 31, 2019(C)	6,177,947	336,941	251,169	281.77
Change (B–C)	(77,947)	(236,941)	(211,169)
% change	(1.3)	(70.3)	(84.1)

Reasons for the Revision

The Company released only its business profit forecast in its full-year consolidated forecasts for the fiscal year ending March 31, 2020 at the time of the result announcement for the first quarter of fiscal 2019 (on August 1, 2019) and, after considering current economic conditions, has revised that forecast.

The Company’s consolidated business profit is now forecast to be ¥100 billion, as changes such as deterioration in the steel supply-demand environment in Japan and overseas and the impact of disasters that have occurred during the fiscal year have exceeded the company’s assumptions made at the time of the previous announcement.